
07002748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pagemill Partners, LLC
Pagemill Partners, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto	**CA**	**94304**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sunstrum **650-233-4877**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

84 S 1st Street	**San Jose**	**CA**	**95113**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
185
SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, William Sunstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pagemill Partners, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAGEMILL PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
185
SECTION

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Clara } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________
7 ____________________
8 ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)



JENNIFER LYNN CARLOTTA
Commission # 1429338
Notary Public - California
Santa Clara County
My Comm. Expires Jul 8, 2007

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me this 26 (Date) day of February (Month), 2007 (Year), by

(1) William Eric Sunstrum
Name of Signer(s)

(2) ____________________
Name of Signer(s)

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members

PAGEMILL PARTNERS, LLC

We have audited the statement of financial condition of Pagemill Partners, LLC as of December 31, 2006 and 2005 and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2006 and for the period from November 26, 2004 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Pagemill Partners, LLC as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period from November 26, 2004 to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

San Jose, California
February 26, 2007

PAGEMILL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006 and 2005

		2006		2005
ASSETS				
CURRENT ASSETS				
Cash	$	231,525	$	305,025
Client receivables, net		162,729		118,442
Member receivables		-		56,717
Prepaid expenses		56,404		63,677
TOTAL CURRENT ASSETS		450,658		543,861
DEPOSITS		40,375		-
PROPERTY AND EQUIPMENT, net		100,294		57,830
TOTAL ASSETS	$	591,327	$	601,691
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Checks drawn in excess of available bank balance	$	-	$	19,289
Accounts payable		91,148		47,250
Accrued expenses		93,294		46,291
Note payable		-		115,989
TOTAL CURRENT LIABILITIES		184,442		228,819
MEMBERS' EQUITY		406,885		372,872
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	591,327	$	601,691

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2006 and
For the period from November 26, 2004 to December 31, 2005

	2006	2005
REVENUES		
Success fees	$ 6,977,650	$ 4,627,609
Retainer fees	1,610,001	1,877,460
Professional service fees	620,000	-
Reimbursed expenses and consulting fees	232,729	84,872
TOTAL REVENUES	9,440,380	6,589,941
OPERATING EXPENSES		
Salaries	7,411,610	4,080,152
Travel and entertainment	664,033	388,498
Rent	387,741	279,295
Dues and subscriptions	281,632	166,467
Payroll taxes	248,835	167,993
Other	192,779	140,004
Outside services	188,322	199,285
Employee benefits	173,013	143,054
Marketing	139,309	118,513
Professional fees	122,474	93,444
Telephone	110,044	76,992
Depreciation	43,799	30,646
Bad debts	-	150,000
TOTAL OPERATING EXPENSES	9,963,591	6,034,343
OPERATING INCOME (LOSS)	(523,211)	555,598
OTHER INCOME (EXPENSE)		
Interest income	29,550	13,639
Member receivables forgiven	(56,717)	-
TOTAL OTHER INCOME (EXPENSE)	(27,167)	13,639
NET INCOME (LOSS)	$ (550,378)	$ 569,237

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2006 and
For the period from November 26, 2004 to December 31, 2005

Balance at November 26, 2004	$	528,635
Net income		569,237
Former member's equity converted into note payable		(475,000)
Distributions		(250,000)
Balance at December 31, 2005		372,872
Net loss		(550,378)
Capital contributions		813,214
Distributions		(228,823)
Balance at December 31, 2006	$	406,885

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006 and
For the period from November 26, 2004 to December 31, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (550,378)	$ 569,237
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	43,799	30,646
Net value of equipment given as salary to former member	-	1,558
Increase in allowance for doubtful accounts	-	150,000
Member receivables forgiven	56,717	-
Decrease (Increase) in operating assets:		
Client receivables	(44,287)	(126,289)
Prepaid expenses	7,273	(34,913)
Increase in operating liabilities:		
Accounts payable	157,112	22,064
Accrued expenses	47,003	13,123
NET CASH FLOWS FROM OPERATING ACTIVITIES	(282,761)	625,426
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in property and equipment	(86,263)	(74,804)
Increase in deposits	(40,375)	-
Increase in member receivables	-	(56,717)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(126,638)	(131,521)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in checks drawn in excess of available bank balance	(19,289)	19,289
Capital contributions	700,000	-
Repayment of note payable to former member	(115,989)	(359,011)
Distributions to members	(228,823)	(250,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	335,899	(589,722)
NET DECREASE IN CASH	(73,500)	(95,817)
CASH, BEGINNING OF PERIOD	305,025	400,842
CASH, END OF PERIOD	$ 231,525	$ 305,025

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – Pagemill Partners, LLC (the "Company") was formed on January 15, 2003 as a limited liability company under the laws of the State of California. The Company was initially organized under the name Inveraray Partners. The name was changed to Pagemill Partners, LLC on April 25, 2005.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company assists businesses that want to go through the Mergers and Acquisitions (M&A) process. It manages both buy and sell side transactions, divestitures, leveraged buyouts (LBOs) and does fairness opinions, valuations and advisory work. The Company's principal focus is on the technology sector. The Company's clients include both domestic and foreign entities.

The rights and obligations of the equity holders of the Company (the "Members") are governed by its Third Amended and Restated Limited Liability Company Operating Agreement (Operating Agreement) dated January 1, 2005. The Operating Agreement was amended to admit a new member and appoint a new director per terms and conditions set forth therein. Each member's interest in the Company is represented by certificates (shares). The maximum number of shares that may be issued to reflect the interests of the members in the Company is one hundred ten thousand (110,000) shares.

The Operating Agreement provides for the dissolution of the Company upon the earliest to occur of: (a) the written consent of members holding more than 75% of the issued and outstanding shares of the Company or (b) the death, bankruptcy, retirement, resignation, expulsion or dissolution of a member, unless there are at least two remaining Members and the business of the Company is continued by the written consent of such number of remaining members, as is required within 90 days of the occurrence of such event.

In accordance with the Operating Agreement, items of income, gain, loss, deduction and credit will be allocated among the Members proportionately in accordance with the respective number of shares held by them. This is subject to the limitation that items of loss and deduction allocated to any member with respect to any taxable year will not exceed the maximum amount of such items that can be so allocated to such member without causing the member to have a deficit balance in its capital account in excess of the amount of the members' obligation, if any, to restore such deficit capital account, computed in accordance with the appropriate income tax regulations. Items in excess of this limitation will be allocated first to those members who would not be subject to such limitation, proportionately in accordance with their respective number of shares and any remaining amount to all members in accordance with the income tax code and regulations.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) **Summary of significant accounting policies (continued)**

Revenue recognition – The Company earns revenue by way of retainer fees, success fees and professional fees.

Retainer fees: New clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods generally range for up to six months but can be longer. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on the completion of an M&A transaction or similar transaction. The fee is stipulated in the contract. Success fees are recognized when the transaction has closed and fees have been received.

Professional fees: Fees for professional services are generally due to the Company 50% upon signing of an engagement letter and 50% upon completion of the final report. Professional fees are considered earned when billed. Amounts related to over and under billings at year end are considered immaterial and are not reflected in the financial statements.

Client receivables – Client receivables are stated net of an allowance for doubtful accounts. The allowance is based upon analysis of specific accounts, taking into consideration the probability of collection of such accounts. The allowance for doubtful accounts was $150,000 at December 31, 2006 and 2005.

Concentrations of credit risk – Financial instruments, which potentially subject the Company to a concentration of credit risk, include cash and receivables from clients.

Cash is maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. Cash balances with the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company maintains a money market account with a brokerage firm. Balances are insured against loss up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation (SIPC).

Concentrations of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's client base.

Fair value of financial instruments – The carrying amounts reflected in the statement of financial condition for cash, receivables and note payable approximate their respective fair values due to the short maturities of those instruments.

Depreciation – Depreciation is computed on the straight-line method over the estimated useful lives of assets. For this purpose, the estimated useful life of all assets is expected to be three years.

Advertising costs - Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2006 and 2005 was $139,309 and $118,513, respectively.

(1) Summary of significant accounting policies (continued)

Income taxes – The Company is treated as a partnership for income tax purposes. Accordingly, no provision has been made for federal income taxes since these are the responsibility of the individual members. The Company's net income or loss is allocated to its members in accordance with its limited liability company agreement. The Company operates in the state of California and is subject to the minimum filing fee requirements in that state.

Recently issued accounting standards - During September 2006, the FASB issued SFAS 157, "*Fair Value Measurements*" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the effects, if any, that this pronouncement may have on the financial statements.

(2) Property and equipment, net

	December 31,	
	2006	2005
Cost		
Office equipment	$ 41,052	$ 11,471
Computer equipment	124,227	82,805
Computer software	16,173	12,612
Leasehold improvements	5,800	-
Furniture and fixtures	8,612	2,714
Total cost	195,864	109,602
Accumulated depreciation	(95,570)	(51,772)
Property and equipment, net	$ 100,294	$ 57,830

The aggregate depreciation charged to operations was $43,799 and $30,646 for the year ended December 31, 2006 and for the period from November 26, 2004 to December 31, respectively.

(3) Note payable

The Company entered into a separation agreement with an existing member effective January 1, 2005, whereby the Company acquired all interest held by the member in the Company. In full consideration for such interest, the Company delivered a promissory note for $475,000 to the member. In April 2006, the note was paid off.

(4) **Employee benefit plan**

Effective October 1, 2005, the Company began sponsoring a 401(k) and Profit Sharing Plan (the Plan) covering all eligible employees. The Company makes deferral contributions on behalf of each participant who has an executed salary reduction agreement in effect with the Company, not to exceed 90% of compensation for the related period. Employer contributions to the Plan are discretionary. No employer contributions were made to the Plan during the year ended December 31, 2006 and for the period from November 26, 2004 to December 31, 2005.

(5) **Member receivables**

Member receivables represents payment made by the Company towards the purchase of Series A-1 preferred stock of Altura International on behalf of some members of the Company. During 2006, the receivable was forgiven.

(6) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of the Company's registration as a broker dealer. In subsequent years this ratio shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $42,977, which was $30,681 in excess of its required net capital of $12,296.

(7) **Operating leases**

The Company leases office facilities and equipment under operating leases. The facilities lease, which includes an annual increase of 3%, is being expensed on a straight-line basis.

Future minimum lease payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Years Ending December 31,	
2007	$ 499,388
2008	514,141
2009	259,944
Totals	$ 1,273,473

(8) Cash flow disclosures

Cash consists of cash on hand, bank demand deposit accounts and money market accounts.

The following is a summary of supplemental cash flow information for the year ended December 31, 2006 and for the period from November 26, 2004 to December 31, 2005:

	2006	2005
Noncash investing and financing activities:		
Former member's equity converted into note payable	$ -	$ 475,000
Payable to member converted into equity	$ 113,214	$ -

(9) Subsequent event

On January 1, 2007, two employees of the Company became members. No capital contributions by the members have yet been made.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members

PAGEMILL PARTNERS, LLC

In planning and performing our audit of the financial statements of Pagemill Partners, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment over financial reporting and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Pagemill Partners, LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated February 26, 2007. The Company does not maintain adequate segregation of duties with regard to its handling of cash and recording transactions into the general ledger. We recommend that the Company take steps to properly segregate roles and responsibilities affecting cash and accounting entries or provide alternate safeguard where that is not possible. Management responded to our recommendation by noting that the current size of the firm does not allow for complete segregation of duties, but steps have been taken to provide alternate safeguards. Management has also implemented a more comprehensive monthly reporting package to its members as an additional safeguard and will add more segregation of duties as the size of the firm allows.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

San Jose, California
February 26, 2007

ADDITIONAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934



Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members

PAGEMILL PARTNERS, LLC

We have audited the financial statements of Pagemill Partners, LLC as of December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

San Jose, California
February 26, 2007

PAGEMILL PARTNERS, LLC

SCHEDULE I

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 406,885
2. Deduct: ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		406,885
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		406,885
6. Deduction and/or charges:		
a. Total non-allowable assets included in Statement of Financial Condition:	$ 359,802	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges contingent liability	-	359,802
7. Other additions and/or allowable credits:		-
8. Net capital before haircuts on securities positions		47,083
9. Haircuts on securities:		
a. Contractual securities commitments		
b. Subordinated securities borrowings		
c. Trading and investment securities:		
i. Exempted securities		
ii. Debt securities		
iii. Options		
iv. Other securities		4,106
d. Undue concentration (illiquid investment securities)		
e. Other		
10. Net capital		$ 42,977

PAGEMILL PARTNERS, LLC

SCHEDULE II

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6 - 2/3% of line 19)	$	12,296
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	12,296
14. Excess net capital (line 10 less 13)	$	30,681
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	24,533

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	184,442
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	184,442
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		4.292

PAGEMILL PARTNERS, LLC

SCHEDULE III

FINANCIAL GROUP, INC.
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	37,921
Net audit adjustments:		
Additional accrued liabilities		(1,241)
Adjust money market account haricut to 2%		6,297
Net capital as reported on line 10 of Schedule I	$	42,977

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	183,201
Net audit adjustments:		
Additional accrued liabilities		1,241
Total aggregate indebtedness as reported on line 19 of Schedule II	$	184,442

END